Securities & Exchange Commission
405 5th Street, N.W.
Washington, DC  20549


RE:  S-6EL24 Filing

Pursuant to Rule 477 of the 1933 Act, we request withdrawal of our January 31, 1997 filing of File Number 333-20869. The EDGAR Accession Number for this filing was 0000819923-97-000004.

Signed for Midland National Life Insurance Company by:


__Paul_M._Phalen__
  Paul M. Phalen, CLU, FLMI
  Compliance Officer